Xiaoqin (“Sherry”) Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

June 3, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sarmad Makhdoom, Ben Phippen, Todd Schiffman and James Lopez

Re:	Beta FinTech Holdings Ltd Amendment No. 4 to DRS submitted filed April 18, 2025 File No. 377-07604

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Beta FinTech Holdings Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated May 13, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement Amendment No. 4 (the “Amendment No. 4”) filed January 28, 2025. Contemporaneously, we are filing a Registration Statement on Form F-1(the “Registration Statement”) via Edgar.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment 4 to DRS

Business, page 85

1.	We note your response to prior comment 6. You refer to municipal bonds generally funding projects like “building schools, highways or sewer systems” and you refer to the Chinese company issuers generally being “real estate developers, real estate investment platforms” and others. Please revise to identify the nature of the project and the nature of the bond issuer associated with each of your underwriting of dollar denominated bonds.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 94 of the Registration Statement.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

June 3, 2025 Page 2

2.	We note your responses to prior comments 1 and 6. With a view to clarifying disclosure, advise us why these companies are not required to file under the Trial Measures and advise us whether you plan to follow through with your voluntary filing, as well as the status of that filing. To the extent you conduct diligence activities on these projects and companies and/or conduct underwriting sales efforts for potential investors in Mainland China, it is unclear how you are able to do such activities without “conduct[ing] any business in Mainland China.” Please revise or advise.

Response: The Company acknowledges the Staff’s comments, and respectfully advises the Staff that:

(1)	According to the Trial Measures, only overseas securities offering and listing activities are subject to the filing requirements, and pursuant to the Trial Measures, securities refer to equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly. Because U.S. dollar-denominated municipal bonds offerings are not defined as overseas securities offering and listing activities under the Trial Measures, these PRC companies are not required to file under the Trial Measures.

(2)	The Company has finished its first voluntary filing as an overseas securities company with the CSRC. It plans to continue to file annual reports with the CSRC about its business activities in the future.

(3)	In the U.S. dollar-denominated municipal bonds underwritings, the Company primarily relies on the due diligence conducted by third-party professional institutions, including but not limited to underwriter’s Chinese counsel, underwriter’s Hong Kong counsel, and offshore counsel. The Company’s due diligence is mainly conducted through online meetings, written responses to due diligence questionnaires, telephone communications and publicly available information, with very limited in-person interactions with the issuers in Mainland China. Regarding the underwriting sales efforts, the majority of the investors are overseas institutional investors, instead of the investors in mainland China. In addition, the underwritings occur in the offshore markets. Therefore, according to the Company’s PRC counsel, AllBright Law Offices (Fuzhou), while the Company occasionally has limited activities in Mainland China, the Company does not conduct business in Mainland China.

Exhibits

3.	It appears that you did not file the revised legality opinion. Please file a new opinion removing the statement in Assumption 7 that, “the company will have sufficient authorised but unissued share capital to issue each IPO Share”.

Response: In response to the Staff’s comments, the Company has filed the revised legality opinion as the exhibit 5.1.

June 3, 2025 Page 3

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin (“Sherry”) Li
Senior Counsel